

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 9, 2009

Patricia L. Moss
President and Chief Executive Officer
Cascade Bancorp
1100 NW Wall Street
Bend, OR 97701

> **Re:** **Cascade Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2009**
> **File No. 000-23322**

Dear Ms. Moss:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: David R. Wilson, Davis Wright Tremaine LLP